

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2021

Kim Boyce
Chief Executive Officer
Reflect Scientific Inc.
1266 South 1380 West
Orem, UT 84058

> **Re: Reflect Scientific Inc.**
> **Amendment No. 3 to Registration Statement on Form 10**
> **Filed May 21, 2021**
> **File No. 000-31377**

Dear Mr. Boyce:

We have reviewed your filing and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Amendment No. 3 to Registration Statement on Form 10 filed May 21, 2021

Dependence on One or a Few Major Customers, page 7

1. We note your revised disclosure that four major customers represented 76% of your sales volume in 2021. Please revise to clarify whether any of your four major customers individually contributed to a material amount of revenue in 2021 and whether the loss of any one or more of such customers would have a material adverse impact on the Company. Additionally, to the extent a customer represents a material amount of your revenue, please identify the name of such customer.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeanne Bennett at 202-551-3606 or Vanessa Robertson at 202-551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Branden T. Burningham, Esq.